UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                             FORM 12b-25


                     NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: December 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read the attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full name of registrant: Spectrum Organic Products, Inc.

Former name if applicable: Organic Food Products, Inc.

Address of Principal Executive: 133 Copeland Street
Office (Street and Number)      Petaluma, CA  94952


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
          11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant has recently completed a merger and is in process of obtaining the information to complete its report in connection with its annual report. The merger is of such significance that operations and information flow are still in the process of being integrated. The additional information needed is of such significance that if not obtained, it would have a material impact on the registrant's financial statements and related disclosures. Additionally, because of the significance and the complexity of the merger, our auditors have not yet been able to complete the audit of the newly merged companies.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to
this notification:   Richard R. Bacigalupi, (707)778-8900, ext. 3123


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                        [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the Registrant has completed a reverse acquisition, the historical financial statements are now those of the legal acquiree, Spectrum Naturals, Inc., and due to the size of the acquired companies, operations and financial position of the Registrant will not be comparable to the historical financial statements previously reported by Spectrum Naturals, Inc. in the Form S-4 filed on July 30, 1999.

                Spectrum Organic Products, Inc.
                --------------------------------
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000             By: /s/ Richard R Bacigalupi
--------------------              --------------------
                                  Richard R Bacigalupi
                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION
Intentional misstatements or omissions of fact constitutes Federal Criminal Violations. (See 18 U.S.C. 1001)